Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Nine Months Ended September 30, 2011
	Inception (August 25, 2006) through December 31, 2006	2007	2008	2009	2010
	(in thousands)
Earnings:
Net loss before income taxes	$(5,399)	$(27,680)	$(45,570)	$(45,889)	$(73,554)	$(60,179)
Add: Fixed charges	6	426	1,816	9,305	10,179	5,083

Earnings as defined	$(5,393)	$(27,254)	$(43,754)	$(36,584)	$(63,375)	$(55,096)

Fixed Charges:
Interest expensed	0	377	1,718	9,188	10,013	4,984
Estimated interest component of rent expenses	6	49	98	117	166	99

Total fixed charges	6	426	1,816	9,305	10,179	5,083

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by approximately $5.4 million, $27.7 million, $45.6 million, $45.9 million, $73.6 million and $60.2 million for the period from inception (August 25, 2006) through December 31, 2006, for the years ended December 31, 2007, 2008, 2009 and 2010, and for the nine months ended September 30, 2011, respectively. The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.